STEN Corporation

10275 Wayzata Blvd., Suite 310
Minnetonka, Minnesota  55305

January 9, 2008

Mark Webb

Branch Chief, Legal

United Stated Securities and Exchange Commission

450 F Street N.E.

Washington, DC  20549

Re:

STEN Corporation

Post-Effective Amendment No. 1 to Form S-1

Filed December 31, 2007

File No. 333-140852

Dear Mr. Webb:

As requested, we are responding to your letter dated January 7, 2008.  We have set forth the text of your comment below, as well our response.

Form S-1

Legal Opinion

1.

Revise to file a legal opinion that opines that the notes will be or are binding obligations of the registrant.

On January 9, 2008, the Company filed a Post-Effective Amendment No. 2 to file a legal opinion that included the opinion of Lindquist & Vennum, P.L.L.P., counsel to the Company, that the notes will be binding obligations of the Company.

*  *  *  *

In response to your request, by this letter the Company hereby acknowledges that:

▪

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

▪

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

▪

the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kenneth W. Brimmer at (952) 545-2776 or by facsimile at (952) 545-2795 if you have any questions or need additional information.

STEN CORPORATION
/s/ Kenneth W. Brimmer
Kenneth W. Brimmer Chief Executive Officer